

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 11, 2018

David J. Matlin
Chief Executive Officer
Matlin & Partners Acquisition Corporation
585 Weed Street
New Canaan, CT 06840

>   **Re: Matlin & Partners Acquisition Corporation
>   Preliminary Proxy Statement on Schedule 14A
>   Filed August 9, 2018
>   File No. 1-38025**

Dear Mr. Matlin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Loan Lauren P. Nguyen *for*
>
>   John Reynolds
>   Assistant Director
>   Office of Natural Resources

cc: Charles H. Still, Jr.
       Bracewell LLP